 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

CHARGE ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

159610104
(CUSIP Number)

June 22, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

	KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,527,168
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

		12,527,168
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,527,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%
12	TYPE OF REPORTING PERSON

	PN

2

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

	KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,210,250
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

		15,210,250
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,210,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%
12	TYPE OF REPORTING PERSON

	CO

3

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

	Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,210,250
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,185,598
PERSON WITH	7	SOLE DISPOSITIVE POWER

		15,210,250
	8	SHARED DISPOSITIVE POWER

		3,185,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,395,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%
12	TYPE OF REPORTING PERSON

	IN

4

CUSIP No. 159610104

Item 1(a).	Name of Issuer:

Charge Enterprises, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Park Avenue, 25th Floor

New York, New York 10017

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	KORR Value, L.P. (“KORR Value”),

•	KORR Acquisition Group, Inc. (“KORR Acquisitions”), and

•	Kenneth Orr (“Mr. Orr”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of each of the Reporting Persons is 1400 Old Country Road, Suite 305 Westbury, New York 11590.

Item 2(c).	Citizenship

KORR Value is a Delaware limited partnership, KORR Acquisitions is a New York corporation and Kenneth Orr is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

159610104

5

CUSIP No. 159610104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of June 22, 2022:

(i)	KORR Value directly beneficially owns 12,527,168 shares of Common Stock.

(ii)	KORR Acquisitions, as the general partner of KORR Value, may be deemed to beneficially own 15,210,250 shares of Common Stock, consisting of (i) 2,683,082 shares of Common Stock held directly by KORR Acquisitions and (ii) the 12,527,168 shares of Common Stock held directly by KORR Value.

(iii)	Mr. Orr, as Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, may be deemed to own the 18,395,848[2] shares of Common Stock, consisting of (i) the 12,527,168 shares of Common Stock held directly by KORR Value, (ii) the 2,683,082 shares of Common Stock held directly by KORR Acquisitions, (iii) 2,123,711 shares of Common Stock held directly by his wife, Cori Orr (“Ms. Orr”) and (iv) 1,061,887 shares of Common Stock held by Ms. Orr as custodian for Benjamin Orr under the NY UTMA.

2 Excluding 35,593,906 shares of Common Stock directly held by Gabriel 613 Trust (“Gabriel 613”). The beneficiaries of Gabriel 613 are Mr. Orr’s children and Greg Goldberg, as trustee of Gabriel 613, has sole voting and dispositive power over the shared held by Gabriel 613. Mr. Orr disclaims beneficial ownership of the securities of the Issuer owned directly by Gabriel 613 and the filing of this Schedule 13G shall not be deemed an admission that Mr. Orr is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

6

CUSIP No. 159610104

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 193,079,468 shares of Common Stock outstanding as of April 30, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

As of June 22, 2022:

(i)	KORR Value may be deemed to beneficially own approximately 6.5% of the outstanding shares of Common Stock;

(ii)	KORR Acquisitions may be deemed to beneficially own approximately 7.9% of the outstanding shares of Common Stock; and

(iii)	Mr. Orr may be deemed to own approximately 9.5% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

7

CUSIP No. 159610104

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

8

CUSIP No. 159610104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2022

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

/s/ Kenneth Orr
Kenneth Orr

9